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03024482

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnnie Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

FILE NO. 82- 5728 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/14/03



Rule 12g3-2(b) File No. 82-5128

ARLS
03 JUL -8 AM 7:21 3-31-03

johnnic holdings

audited preliminary results for the year ended 31 March 2003



Highlights

Revenue **44%** ▲ to R12 412,5 million

Ebitda **69%** ▲ to R2 902,4 million

Basic headline earnings **91%** ▲ to R991,4 million



Revenue
(Rm)
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2000†
2001†
2002†
2003
EBITDA
(Rm)
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2000†
2001†
2002†
2003

† *Pro forma (refer to note 3 below)*

CONSOLIDATED INCOME STATEMENT

For the years ended	Note	31 March 2003 Audited Rm	Pro forma* 31 March 2002 Unaudited Rm	Change %	31 March* 2002 Audited Rm
Revenue		**12 142,5**	8 404,8	44	15 666,6
Cost of sales		**(5 778,5)**	(4 150,0)		(7 164,8)
Gross profit		**6 364,0**	4 254,8		8 501,8
Operating expenses – net		**(3 461,6)**	(2 538,3)		(4 663,7)
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")		**2 902,4**	1 716,5	69	3 838,1
Depreciation		**(867,2)**	(567,8)		(1 194,1)
Amortisation		**(148,4)**	(63,8)		(188,3)
Profit from operations before goodwill amortisation		**1 886,8**	1 084,9	74	2 455,7
Goodwill amortisation		**(274,3)**	(260,4)		(525,7)
Profit from operations		**1 612,5**	824,5	96	1 930,0
Finance costs		**(456,7)**	(354,9)		(580,1)
Finance income		**112,6**	127,0		192,2
Share of profits of associates		**918,7**	578,0		199,6
Profit before taxation and exceptional items		**2 187,1**	1 174,6	86	1 741,7
Exceptional items	11	**77,9**	(86,8)		(86,8)
Profit before taxation		**2 265,0**	1 087,8	108	1 654,9
Taxation		**(649,7)**	(616,6)		(978,6)
Profit after taxation		**1 615,3**	471,2	243	676,3
Minority interests		**(653,6)**	(190,0)		(395,1)
Attributable earnings		**961,7**	281,2	242	281,2

Contribution to attributable earnings	31 March 2003 Audited Rm	Pro forma* 31 March 2002 Unaudited Rm	Change %	31 March* 2002 Audited Rm
Core operations	**58,5**	36,0	63	36,0
Entertainment and media	**98,2**	91,1	8	91,1
Interest and corporate head office	**(39,7)**	(55,1)	28	(55,1)
Non-core operations	**886,2**	484,1	83	484,1
Telecommunications	**868,2**	444,5	95	444,5
Gallagher Estate Holdings	**(3,3)**	(1,7)	(94)	(1,7)
Johnnic Properties	**21,3**	16,7	28	16,7
The Premier Group Limited	–	22,9		22,9
SABMiller plc	–	1,7		1,7
Adjusted headline earnings	**944,7**	520,1	82	520,1
Add: Adjustment				
Reversal of deferred tax credit (note 4)	**46,7**	–		–
Basic headline earnings	**991,4**	520,1	91	520,1
Goodwill amortisation after taxation and minority interests	**(157,3)**	(158,3)		(158,3)
Exceptional items after taxation and minority interests	**127,6**	(80,6)		(80,6)
Attributable earnings	**961,7**	281,2	242	281,2

SUMMARISED CONSOLIDATED BALANCE SHEET

As at	Note	31 March 2003 Audited Rm	31 March* 2002 Audited Rm
ASSETS			
Non-current assets		6 534,5	23 911,8
Property, plant and equipment		**491,0**	8 952,4
Goodwill		**(105,9)**	9 523,8
Intangible assets		**25,6**	3 729,9
Interests in associated companies	13	**5 954,1**	972,0
Investments	14	**41,6**	188,5
Loans		**46,7**	363,0
Deferred taxation		**81,4**	138,4
Non-current prepaid taxation		–	43,8
Current assets		**1 287,9**	5 553,3
Bank balances, deposits and cash	16	**302,6**	1 473,8
Securitised cash deposits	16	–	354,1
Equities held as current assets	15	**30,2**	65,1
Other current assets		**955,1**	3 660,3
Total assets		**7 822,4**	29 465,1
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest		**5 817,3**	5 336,0
Minority interests		**576,7**	11 332,5
Total equity		**6 394,0**	16 668,5
Non-current liabilities		**282,7**	6 455,7
Long-term liabilities	12	**167,5**	5 442,1
Provision for post-retirement medical costs		**113,5**	108,0
Deferred taxation		**1,7**	905,6
Current liabilities		**1 145,7**	6 340,9
Non-interest-bearing liabilities		**750,2**	4 796,7
Interest-bearing liabilities	12	**395,5**	1 544,2
Total equity and liabilities		**7 822,4**	29 465,1

** Restated for change in accounting policy for cellphone connection incentives (note 2).*

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

For the years ended	Note	31 March 2003 Audited Rm	Pro forma* 31 March 2002 Unaudited Rm	31 March* 2002 Audited Rm
Cash inflows from operating activities		**2 308,9**	1 000,9	3 253,4
Cash outflows from investing activities		**(3 798,8)**	(2 192,5)	(4 006,7)
Cash inflows from financing activities		**977,1**	260,3	553,0
Net decrease in cash and cash equivalents		**(512,8)**	(931,3)	(200,3)
Cash and cash equivalents at beginning of year		**594,2**	321,7	321,7
Foreign entities translation adjustment		**(22,6)**	(26,5)	118,7
Reclassification from other current assets		**–**	–	354,1
Cash and cash equivalents at end of year	16	**58,8**	(636,1)	594,2

SUMMARISED GROUP STATEMENT OF CHANGES IN EQUITY

For the years ended	31 March 2003 Audited Rm	31 March* 2002 Audited Rm
Balance at 1 April as reported	**5 348,4**	4 607,5
Change in accounting policies in respect of		
– cellphone connection incentives (note 2)	**(12,4)**	(19,6)
– dividends (note 1)	**–**	77,2
– depreciation (note 1)	**–**	(15,9)
Restated balance at 1 April	**5 336,0**	4 649,2
Attributable earnings	**961,7**	281,2
Adjustment on changes in composition of Group	**–**	(45,4)
Dividends	**–**	(83,4)
Share capital issued at a premium less share issue expenses	**4,8**	1,1
Movement on unrealised gains arising on revaluation of listed equities	**(4,2)**	(126,0)
Exchange differences arising on translation of foreign entities	**(162,6)**	215,2
Goodwill and variation of interests	**(316,0)**	445,0
Other	**(2,4)**	(0,9)
Ordinary shareholders' interest	**5 817,3**	5 336,0

GROUP SEGMENTAL ANALYSIS

For the years ended	31 March 2003 Audited Rm	Pro forma* 31 March 2002 Unaudited Rm	Change %	31 March* 2002 Audited Rm
BUSINESS GROUPING				
Revenue				
Core operations	**3 331,8**	3 032,0	10	3 032,0
Entertainment	**2 021,5**	1 871,2	8	1 871,2
Media	**1 182,0**	1 065,5	11	1 065,5
Digital	**128,3**	95,3	35	95,3
Non-core operations	**8 810,7**	5 372,8	64	12 634,6
Telecommunications	**8 683,5**	5 170,2	68	12 432,0
Gallagher Estate Holdings	**44,9**	37,9	18	37,9
Johnnic Properties	**82,3**	164,7	(50)	164,7
Total	**12 142,5**	8 404,8	44	15 666,6
Ebitda				
Core operations	**179,9**	173,9	3	173,9
Entertainment	**85,5**	97,5	(12)	97,5
Media	**114,3**	119,6	(4)	119,6
Digital	**2,0**	(18,9)	111	(18,9)
Head office	**(21,9)**	(24,3)	10	(24,3)
Non-core operations	**2 722,5**	1 542,6	76	3 664,2
Telecommunications	**2 687,1**	1 504,6	79	3 626,2
Gallagher Estate Holdings	**8,7**	10,4	(16)	10,4
Johnnic Properties and other	**26,7**	27,6	(3)	27,6
Total	**2 902,4**	1 716,5	69	3 838,1
GEOGRAPHIC				
Revenue				
South Africa	**8 323,2**	7 186,6	16	12 548,1
Rest of Africa	**2 974,2**	449,0	562	2 349,3
Other overseas operations	**845,1**	769,2	10	769,2
Total	**12 142,5**	8 404,8	44	15 666,6
Ebitda				
South Africa	**1 842,7**	1 615,4	14	3 350,2
Rest of Africa	**1 056,3**	52,6	1 908	439,4
Other overseas operations	**3,4**	48,5	(93)	48,5
Total	**2 902,4**	1 716,5	69	3 838,1

GROUP STATISTICS

	31 March 2003 Audited Rm	31 March* 2002 Audited Rm
Performance per ordinary share		
Headline earnings (cents)		
– core operations	36	22
– non-core operations	567	295
Total basic headline earnings (cents)	**603**	317
Total adjusted headline earnings (cents)	**575**	317
Attributable earnings (cents)	**585**	172
Net asset value (rand)		
– book value	**35,37**	32,48
– based on directors' valuation of underlying investments	**53,82**	57,97
Ratios		
Profitability		
Ebitda margin (%)	**23,9**	24,5
Enterprise value/Ebitda multiple (times)	**2,4**	0,5
Effective taxation rate (%)	**28,7**	59,1
Solvency and liquidity		
Gearing (%)	**4,1**	30,9
Long-term borrowings to total assets	**2,1**	18,5
Current ratio	**1,1:1**	0,9:1
Interest cover (times)	**3,5**	3,3
Share performance		
Number of ordinary shares in issue ('000)		
– at year end	**164 448**	164 285
– weighted average	**164 325**	163 702
Closing price (cents per share)	**4 410**	4 400
Market capitalisation (Rm)	**7 252,1**	7 228,5
Number of employees		
Telecommunications	**n/a**	4 107
Entertainment	**2 671**	2 838
Media	**2 018**	2 092
Digital	**396**	300
Exhibitions and other	**63**	62
Corporate head office	**8**	9
	5 156	9 408

NOTES

1. **Basis of accounting**

These summarised consolidated annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act, 1973, as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002, except for the change in accounting policy relating to the previous capitalisation and amortisation of cellphone connection incentives, which are now recognised as costs in the period incurred.

In the prior year, the Group revised its accounting policies with respect to the recognition of dividends and the depreciation of properties previously classified as investment properties.

Consequently, the prior year figures have been restated to comply with these revised accounting policies.

2. **Change in accounting policy – cellphone connection incentives**

During the year ended 31 March 2003, the Group changed its accounting policy with respect to the treatment of capitalisation and amortisation of cellphone connection incentives. In order to align with international industry practice, the Group now recognises cellphone connection incentives as costs in the period incurred rather than capitalising cellphone connection incentives and amortising the cost over 12 months. The comparative amounts have been appropriately restated. The effects of the change are as follows:

For the years ended	**31 March 2003 Audited Rm**	31 March 2002 Audited Rm
(Decrease)/increase in attributable earnings	**(23,1)**	7,2
(Decrease)/increase in profit before taxation	**(48,5)**	27,5
Taxation	**14,6**	(8,2)
Minority interests	**10,8**	(12,1)
Decrease in opening accumulated profits	**(12,4)**	(19,6)
Gross	**(47,6)**	(75,1)
Taxation	**14,3**	22,5
Effect on minority interests	**20,9**	33,0

3. **Pro forma results**

The results of MTN Group Limited ("MTN") have been consolidated for the period 1 April 2002 until 30 September 2002 and equity accounted for the period 1 October 2002 until 31 March 2003. This is because Johnnic agreed:

i) to terminate the voting pool agreement it had with Transnet Limited ("Transnet") that covered their respective shareholding in MTN; and

ii) to waive the pre-emptive rights it had against Transnet with regard to Transnet's shareholding in MTN; in order to allow Transnet to dispose of its shareholding in MTN, to the management of MTN.

The voting pool agreement entered into with MTN management was allowed to lapse, through the non-fulfilment of conditions precedent, following Johnnic's decision to unbundle its stake in MTN.

As a result, Johnnic effectively ceased to have control of MTN when the Transnet voting pool agreement was terminated on 27 December 2002.

The results for the period 1 October 2002 to 27 December 2002 should have been consolidated but due to certain practical limitations involved, Johnnic's share of the results of MTN with effect from 1 October 2002 have been equity accounted to 31 March 2003.

In order to provide meaningful comparisons, pro forma results for the year ended 31 March 2002 have been provided to reflect the results of MTN consolidated for the six months to 30 September 2001 and equity accounted for the period 1 October 2001 to 31 March 2002.

4. **Recognition of deferred tax asset**

MTN's subsidiary in Nigeria has been granted a five-year tax holiday from commencement of operations. Furthermore, all capital allowances arising during this five-year period may be carried forward and claimed as deductions against taxable income from its sixth year of operations onwards. A deferred tax asset in MTN of R128 million relating to these deductible temporary differences has been recognised in the results to 31 March 2003 in terms of the strict interpretation of AC102, which requires a deferred tax asset to be raised where it is probable that future profits will be generated in order to utilise the deductible temporary differences.

The directors of MTN have reservations about whether this prescribed accounting treatment supports the fair presentation of MTN results. As with any enterprise, MTN faces inherent uncertainties in the markets in which it operates and over which it has little or no control, the effects of which could negatively impact the future utilisation/realisation of the deferred tax asset in question. AC102 does not permit deferred tax balances to be discounted. Therefore, neither the time value of money, nor any future currency movements may be factored into measuring the deferred tax asset in question. The directors of MTN question the appropriateness of this prohibition given the considerable amount of time between recognition and realisation of this deferred tax asset. The effect of raising this deferred tax asset is to enhance earnings in the first five years of operation, against an asset which only realises in periods beyond the foreseeable future.

The directors of MTN have therefore excluded the effect of this deferred tax asset in calculating adjusted headline earnings, in order to aid the fair presentation and interpretation of the results to 31 March 2003. The directors of MTN intend to make representations to the International Accounting Standards Board in the near future in an effort to address this perceived anomaly in accounting standards, and intend to re-visit this accounting treatment, pending the outcome of those representations.

5. **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

6. **Headline earnings per ordinary share**

The calculation of basic and adjusted headline earnings per ordinary share is based on basic headline earnings of R991,4 million (2002: R520,1 million) and adjusted headline earnings of R944,7 million (2002: R520,1 million) respectively, and a weighted average of 164 325 097 (2002: 163 701 873) ordinary shares in issue. No fully diluted earnings per ordinary share have been disclosed as the potential dilution is not considered to be material.

7. **Audited results**

The auditors, Deloitte & Touche, have issued their opinion on the Group's annual financial statements for the year ended 31 March 2003. The audit was conducted in accordance with South African Auditing Standards.

The auditors have issued an unqualified audit opinion.

A copy of their audit report is available for inspection at the Company's registered office.

These summarised financial statements have been derived from the Group annual financial statements and are consistent in all material respects with the Group annual financial statements.

The pro forma financial results do not form part of the annual financial statements and are presented as additional information. The auditors have not audited the pro forma financial results and accordingly do not express an opinion on it.

Our reporting accountants, Deloitte & Touche have issued a report on the pro forma information which is available at the Company's registered office for inspection. This report concludes as follows: "based on our review, nothing has come to our attention that causes us to believe that:

- the pro forma financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Johnnic; and
- the adjustments are not appropriate for the purposes of the unaudited pro forma income statement as disclosed in the preliminary announcement."

8. **Listings requirements**

   This preliminary announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE").

9. **Corporate governance**

   The Board of Directors affirms its commitment to the principles of good corporate governance and has endorsed the Code of Corporate Practices and Conduct as issued by the King Committee in 1994. It has further taken cognisance of the recommendations of the King Report on Corporate Governance for South Africa 2002 released in March 2003.

10. **Post-balance sheet events**

   MTN UNBUNDLING

   - With effect from 23 June 2003 Johnnic unbundled substantially all of its interest in MTN, amounting to 526 743 001 shares. The unbundling has unlocked most of the discount at which Johnnic shares traded to their underlying net asset value and enable Johnnic shareholders to hold shares directly in MTN. The unbundling will have the effect of reducing the net asset value and earnings of the Group as well as the price at which the Johnnic shares will trade on the JSE. The financial effects have been set out in a Circular to shareholders issued on 16 May 2003.

   TRANSFER OF SECTOR

   - With effect from 13 June 2003, Johnnic's listing was transferred from the Telecommunications Services "Wireless Telecommunications Services" sector to the Media and Photography – "Publishing and Printing" sector of the JSE list.

   DISPOSALS

   - 32,6 million MTN shares were sold realising cash proceeds of R394,5 million.
   - Subsequent to year-end, Hammicks Bookstores Limited ("Hammicks") disposed of its chain of local bookstores, with effect from 1 April 2003 to Ottakars plc. In a further transaction, Hammicks thereafter disposed of its legal bookstores and subscriptions business to John Smith & Son (Glasgow) Limited. It retained residual assets and liabilities which will be disposed of or settled, as the case may be, by the end of September 2003, when the Hammicks head office lease terminates. The net proceeds from the above two transactions, the additional disposals of residual assets and settlement of costs and liabilities is anticipated to yield between £6,5 million and £6,8 million.

   GUARANTEES

   - The collateral in respect of Suncoast Casino and Entertainment World ("Suncoast Casino") obligations was substituted from MTN shares to cash in the amount of R192,0 million.
   - Johnnic has retained 40 million MTN shares to cover the corporate guarantee in favour of Tsogo Sun KwaZulu-Natal (Proprietary) Limited ("Tsogo") of an amount of R300,0 million, including interest, Johnnic's ongoing working capital requirements and potential funding requirements for Suncoast Casino.

	31 March 2003 Rm	31 March 2002 Rm
11. Exceptional items		
Realisation of foreign currency translation reserve	**140,8**	–
Surplus on unwinding of SPVs	**95,4**	–
Surplus on disposal of investments	**93,1**	1,2
Loan written back	**–**	25,4
Costs associated with rationalisation and restructuring	**(61,1)**	(9,2)
Investments, goodwill and property, plant and equipment written down	**(136,0)**	(113,4)
Associated companies' exceptional items	**(54,3)**	9,2
Total	**77,9**	(86,8)

	31 March 2003 Rm	31 March 2002 Rm
12. Interest-bearing debt		
Long-term liabilities	167,5	5 442,1
Current liabilities	395,5	1 544,2
– call borrowings	243,8	1 233,7
– short-term borrowings	151,7	310,5
Total	563,0	6 986,3
13. Interests in associated companies		
– Listed	5 565,0	470,0
– Unlisted	389,1	502,0
Book value of interests in associated companies	5 954,1	972,0
Market value of listed shares	7 721,4	519,8
Directors' valuation of unlisted shares	536,4	697,2
14. Investments		
Listed ordinary shares at carrying value	–	0,1
Unlisted investments at cost less amounts written off	41,6	188,4
Total	41,6	188,5
Directors' valuation of unlisted shares	41,6	188,4
15. Equities held as current assets		
Naspers Limited	30,2	–
SABMiller plc	–	0,1
MIH Limited	–	65,0
Total	30,2	65,1
16. Cash and cash equivalents		
Bank balances, deposits and cash	302,6	1 473,8
Securitised cash deposits	–	354,1
Call borrowings	(243,8)	(1 233,7)
Total	58,8	594,2
17. Capital expenditure incurred	72,8	3 725,1
18. Contingent liabilities		
Guarantees	520,9	747,5
– Suncoast Casino and Entertainment World	492,0	480,0
– Other	28,9	267,5
Contingent liabilities and other	2,2	59,5
Total guarantees and contingent liabilities	523,1	807,0

Suncoast Casino and Entertainment World

As detailed in the 2002 annual report, Investec Bank Limited ("Investec") has agreed to provide certain facilities to Tsogo subject to various levels of support from SABSA Holdings (Proprietary) Limited ("SABSA") and Johnnic:

18. Contingent liabilities (continued)

- R600,0 million as a bridging finance facility to fund the equity commitments of the shareholders to Suncoast Casino for a period of up to four years. This facility is guaranteed by SABSA 60% (R360,0 million), Investage 95 (Pty) Limited "Investage" 8% (R48,0 million) and Johnnic 32% (R192,0 million), until such time as the facility is repaid and the equity contributions of the shareholders are injected into Tsogo. Johnnic has secured this guarantee by providing a cash collateral of R192,0 million.
- R600,0 million as a senior debt facility to fund various assets of Suncoast Casino. SABSA and Johnnic have finalised a "sponsor support agreement" in terms of which they will undertake that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of Tsogo, the sponsors will, in the ratio of 60:40, at their election, either assume the obligations of Tsogo in respect of the senior debt facility or pay Investec any shortfall in the repayment of the debt owing by Tsogo to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of Tsogo's assets. Johnnic has retained 40 million MTN shares to cover the corporate guarantee in favour of Tsogo of an amount of R300,0 million, including interest, Johnnic's ongoing working capital requirements and potential funding requirements for Suncoast Casino.

	31 March 2003 Rm	31 March 2002 Rm
19. Capital commitments		
Commitments for capital expenditure		
– contracted for	**0,3**	878,3
– authorised but not contracted for	**61,3**	5 844,2
Total	**61,6**	6 722,5
The capital expenditure will be funded from operating cash flows and borrowings. Adequate facilities have been put in place to finance future capital commitments.		
20. Lease commitments		
Operating leases		
– within one year	**108,3**	271,6
– more than one year	**849,0**	1 529,0
Total	**957,3**	1 800,6

OVERVIEW

Johnnic is pleased to announce excellent results with attributable earnings per share growing 242% to 585 cents per share (2002: 172 cents per share) and basic headline earnings per share growing 90% to 603 cents per share (2002: 317 cents per share).

PRO FORMA RESULTS

As described in more detail in note 3 to the summarised financial statements above, Johnnic agreed to terminate its voting pool agreement with Transnet, as well as waive its pre-emptive rights over Transnet's MTN shares, in favour of the management of MTN. As a result Johnnic relinquished control over MTN in December 2002 and therefore ceased to consolidate the MTN results from 1 October 2002.

The pro forma results for the year ended 31 March 2002 have been presented in order to provide meaningful comparison to the current year results.

STRATEGY AND UNBUNDLING

Subsequent to year end Johnnic has unbundled substantially all of its shareholding in MTN. This followed the Johnnic board's decision to support the management of MTN in acquiring Transnet's stake in MTN, thereby enhancing empowerment within MTN, as well as unlock the discount at which Johnnic shares have traded to its underlying net asset value.

The convergence strategy that underpinned Johnnic's focus of telecommunications, media and entertainment had matured and no longer required a central control structure.

DISPOSALS

The following disposals were undertaken during the year and subsequent to year end:

- The special purpose vehicles ("SPVs") created to fund empowerment groupings that had invested in MTN were unwound during the period under review and cash proceeds in excess of R220,0 million was realised, primarily from the disposal of Sedgebrooke Investments (Proprietary) Limited;
- The remaining 1,6 million MIH Limited shares were disposed of in the first quarter of this year realising cash proceeds of R65,0 million;
- Property disposals amounting to R82,3 million were undertaken during the year with sales pending transfer totalling R32,0 million; and
- Prior to the MTN unbundling 32,6 million MTN shares were sold realising cash proceeds of R394,5 million.

The proceeds from the disposals above were used to reduce the holding company's debt to R64,9 million at year end and to zero subsequent to year end; settle part of Gallagher and Johnnic Properties year end long-term and short-term debt of R140,5 million; as well as change the collateral in respect of Suncoast Casino's obligations from MTN shares to cash in the amount of R192,0 million.

CORE AND NON-CORE OPERATIONS

To enable better appreciation of the businesses that remain following the unbundling of the MTN shares, the results of MTN has been grouped under non-core operations in the segmental analysis.

RESULTS

Johnnic has produced excellent results for the review period, driven primarily by continued strong performance in the telecommunications businesses.

Revenue grew 44% to R12 142,5 million (2002: R8 404,8 million) and Ebitda grew 69% to R2 902,4 million (2002: R1 716,5 million). Basic headline earnings grew 91% to R991,4 million (2002: R520,1 million) and attributable earnings grew 242% to R961,7 million (2002: R281,2 million). The bulk of the contribution to adjusted headline earnings occurred in the telecommunications division, where headline earnings grew 95% on the prior year to R868,2 million. Headline earnings from the entertainment and media businesses were 8% up on last year.

Finance costs increased 29% on last year to R456,7 million, largely as a result of increased borrowings in MTN Nigeria.

Exceptional profits of R77,9 million mainly arose as a result of the realisation of the foreign currency translation reserve on the dissolution of Johnnic (IOM) Limited amounting to R140,8 million, surplus from the unwinding of the SPVs of R95,4 million, surplus arising on the disposal of investments of R93,1 million, reduced by Johnnic's share of investments and goodwill written down of R136,0 million, costs associated with rationalisation and restructuring of R61,1 million and associated companies' exceptional losses of R54,3 million.

DIVISIONAL REVIEW

CORE OPERATIONS

Entertainment

Johnnic Entertainment – embracing interests in filmed entertainment, music, book retailing and entertainment services – has continued on its growth trend, yielding good revenue growth for the period under review. Filmed entertainment achieved a creditable 23% increase in revenue, with Nu Metro Home Entertainment performing strongly as a result of increased market share, the retention of key licences, and exceptional growth in revenue from DVD sales to top video for the first time ever.

However, this improvement failed to translate at the Ebitda line, due in part to continuing pressure at Nu Metro Theatres and Imax. The strong operational performance was in part offset by foreign exchange losses of R11 million due to the appreciating rand.

Contrary to the widely reported decline in the music industry worldwide, Gallo Record Company achieved turnover growth both locally and abroad.

With regard to book retailing, Exclusive Books expanded its store network in Southern Africa to 32 stores and made an increased contribution to Group results.

Entertainment services business Compact Disc Technologies ("CDT") has benefited financially and operationally from 40% the investment made in the company by RTG. Warehouse and distribution business unit Entertainment Logistics Services ("ELS") returned to profitability during the review period, reflecting the benefits of initiatives to enhance infrastructure, information technology and control systems.

Associate: Electronic Media Network Limited ("M-Net")

M-Net has posted satisfactory results, achieved through a focus on operating efficiencies and cost management, supported by improved advertising revenues on the back of the M-Net programming line-up. Revenue grew by 7,7% to R1,4 billion, contributing to headline earnings of R127 million and headline earnings per share of 50,2 cents.

Associate: SuperSport International Holdings Limited ("SuperSport")

SuperSport has reported revenue growth of 15% year-on-year to R961 million (2002: R839 million), yielding headline earnings per share of 34,8 cents.

Media

Johnnic Publishing – comprising newspaper, magazine, book and map publishing – has once again delivered commendable results. An independent circulation audit, conducted between July and December 2002, confirmed *Sunday Times'* status as the largest circulating title in South Africa and helped grow the newspaper's share of the Sunday advertising market.

BDFM Publishers recorded an exceptionally strong performance in the face of difficult trading conditions, leveraging new revenue opportunities and cutting costs to produce an excellent result overall.

The consolidation of Johnnic Publishing Eastern Cape and Dispatch Media continued, with a similar process in the magazine division enabling a 22% growth in revenue.

The book publishing division achieved solid sales growth, both domestically and abroad. Pleasing results were also reported by the businesses in the map publishing division, with particularly good growth from Map Studio.

Associate: Caxton and CTP Publishers and Printers Limited ("CTP")

CTP's most recent six-month results, to 31 December 2002, reflect a 19,7% increase in revenue and a 33% improvement in diluted headline earnings. Having acquired the minority shareholders' shares in Caxton Limited during the year under review, the company changed its name to Caxton and CTP Publishers and Printers Limited.

Digital

Improved results from Johnnic Digital, which comprises the Group's electronic interests held mainly through Johnnic e-Ventures, confirmed the appropriateness of management's decision to focus on the business-to-business and learning markets. Revenue grew by 35%, with Ebitda 111% higher than the prior year; together confirming the digital division's potential to contribute to Group profits on a meaningful and sustained basis.

NON-CORE OPERATIONS

Telecommunications

After a period of muted earnings growth in the previous year, as a result of international expansion activities, MTN has resumed its positive growth trend, reporting adjusted headline earnings per share growth of 97% to 142,8 cents per share (2002: 72,5 cents per share).

Revenue grew 56% to R19 405 million (2002: R12 432 million) with the Africa operations contributing 36% at R6 972 million.

Ebitda improved 71% to R6 217 million (2002: R3 626 million) and attributable earnings grew 226% to R1 929 million (2002: R592 million). The MTN subscriber base has reached 6,7 million, an increase of 41% since April 2002.

Gallagher Estate Holdings Limited ("Gallagher")
Gallagher had a good year, reflected in an 18% increase in revenue to R44,9 million (2002: R37,9 million). Higher operating costs yielded a 16% decline in Ebitda to R8,7 million (2002: R10,4 million).

Johnnic Properties
Most of the remaining property portfolio was sold during the year under review, most notably The Glen Shopping Centre, the Milpark complex and the remaining bulk township properties.

Revenue declined to R82,3 million (2002: R164,7 million), reflecting the reduced portfolio. This also yielded a drop in operating expenses, which translated into a marginal improvement in Ebitda to R26,7 million (2002: R25,2 million).

The sale of the major remaining property, the Grace Hotel, was concluded during March 2003 and will result in a post balance sheet profit of R5,0 million.

Suncoast Casino and Entertainment World
The Suncoast Casino, in which Johnnic has an effective 25% stake through Durban Add-Ventures Limited ("Durban Add-Ventures") opened the first phase of its development on 27 November 2002. This phase comprised the casino, six restaurants and a children's entertainment area. Trading performance for the four months of operation, although slightly below budget, has been satisfactory, although teething problems are still being experienced. The second phase of the development – comprising ten cinemas, additional restaurants, fast food outlets and a beach boardwalk, was officially opened on 25 June 2003. 20% of Johnnic's interest in Durban Add-Ventures was sold to Investage during the year.

DIVIDENDS

Due to the major restructuring that has taken place within the Group and the unbundling by the Company to its shareholders of substantially all of its shareholding in MTN by way of a distribution in specie amounting to approximately R8,2 billion as detailed in a Circular to shareholders issued on 16 May 2003, the directors have resolved not to declare a dividend for the year ended 31 March 2003.

A new dividend policy that takes into account the changed nature of the Group will be communicated to shareholders in due course.

PROSPECTS

Johnnic is in the process of redefining its strategy following the unbundling of its shareholding in MTN. This process will include the finalisation of the various options open to Johnnic to eliminate the pyramid structure created by the unbundling. In terms of the JSE Listings Requirements, steps to eliminate the structure must be taken within a period of six months from the effective date of the unbundling or such further period as the JSE may allow.

The entertainment and media businesses will begin the new financial year with debt reduced to a nominal level. Reduced costs and increased efficiencies will result from the integration of the publishing and entertainment operations.

Added to this, African expansion plans in several business units promise exciting new markets, with sales of new format products such as DVD continuing to show good growth potential. Piracy of entertainment products and weak consumer spending remain issues. The business operations will have to deal with the challenges of market volatility, exchange rate fluctuations and industry consolidation in the coming year.

The completion of the second phase of the Suncoast Casino is expected to improve revenues and add to improved financial performance.

For and on behalf of the board

MC RAMAPHOSA
Chairman
27 June 2003

JRD MODISE
Chief Operating Officer

ADMINISTRATION

DIRECTORS: MC Ramaphosa *(Chairman)*, JRD Modise# *(Chief Operating Officer)*, PM Jenkins#, KC Ramon#, CB Brayshaw, PE Burton, I Charnley, SW Moutloatse, PF Nhleko, TRA Oliphant, ME Ramano.

ALTERNATE DIRECTORS: ZNA Cindi, RK Jackson#, CM Moni, IP Smith, TH Zuma.
#*Group executives*

COMPANY SECRETARY: MRD Boyns *(British)*

HEAD OFFICE AND REGISTERED OFFICE
Level 3 (West Wing), Gallagher House, Gallagher Estate, 19 Richards Drive, Midrand, 1685.
PO Box 231, Johannesburg, 2000.

SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001.
PO Box 61051, Marshalltown, 2107.

LONDON REGISTRARS
Capita Registrars plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR34JU, England.

AUDITORS
Deloitte & Touche, The Woodlands, Woodmead.
Private Bag X6, Gallo Manor, 2052.

LEGAL ADVISORS
Webber Wentzel Bowens, 10 Fricker Road, Illovo Boulevard, Sandton, 2196.
PO Box 61771, Marshalltown, 2107.

SPONSOR
Merrill Lynch South Africa (Pty) Limited, 138 West Street, Sandown, Sandton, 2196.
PO Box 651987 Benmore, 2010.

AMERICAN DEPOSITARY RECEIPT ("ADR") PROGRAM
Cusip number 478058100. ADR to ordinary share 1:1.

DEPOSITARY
The Bank of New York, 22nd Floor, 101 Barclay Street, New York, N.Y. 10286, USA.

INFORMATION AGENT
Georgeson Shareholder Communications SA (Pty) Limited, 108 Johan Avenue, Wierda Valley, Sandton, 2196. PO Box 652000, Benmore, 2010.
Telephone number 0800 117472/(+27 11) 775 3433

DISCLAIMER
Certain statements in this announcement that are neither reported financial results nor other historical information are forward-looking statements, relating to matters such as future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).
Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

These results may be viewed on the Internet at
http://www.johnnic.com
E-mail: investor_relations@johnnic.co.za

TELECOMMUNICATIONS


MTN
GROUP
LIMITED


MTN


Service
Provider


Orbicom




airborn
wired & wireless

ENTERTAINMENT


Gallo
Music Group


mnet
We call it Magic


NU METRO


Route 66
Productions (Pty) Limited


IMAX
BE THERE




super
sport


EXCLUSIVE
BOOKS


Hammicks
BOOKSHOPS



MEDIA


NEW
HOLLAND

THE HERALD


STRUIK


Financial
Mail

BUSINESSDAY
NEWS WORTH KNOWING

Sunday Times

Daily Dispatch

MapStudio

DIGITAL

johnnic
e VENTURES


CTP


Caxton
PRINTERS


I-Net Bridge
johnnic
learning



Izinto ezikhethekile

Imali engenile **44%** ▲ yaba izigidi ezingu-R12 412

Ebitda **69%** ▲ yaba izigidi ezingu-R2 902,

Izinzu ezibalulekile eziyisiekelo **91%**  zaba izigidi ezingu-R991,4



Imali engenile
(Rm)
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2000†
2001†
2002†
2003
EBITDA
(Rm)
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2000†
2001†
2002†
2003

† *Pro forma*

UHLOLO JIKELELE

I-Johnnic ithokozile ngokumemezela imiphumela encomekayo nebangele ukuthi izinzuzo ngesheya ngalinye zikhule ngo-242% ukuya emasenteni angu-585 isheya ngalinye (2002: 172 amasenti ngesheya ngalinye) kanye nezinzuzo ezibalulekile eziyisisekelo isheya ngalinye zikhulisa u-90% ukuya emasenteni angu-603 isheya ngalinye (2002: 317 amasenti isheya ngalinye)

IMIPHUMELA YOKUQALA

Njengoba kuchazwe kabanzi kumbhalo wesi-3 esitatimendeni esifingqiwe sezimali ngenhla, iJohnnic ivumile ukuphelisa isivumelwano sayo sokuvota ne-Transnet, kanjalo nokuyeka ilungelo layo lokuthenga kuqala amasheya e-MTN akwa-Transnet ngokukhetha ukuphatha u-MTN. Ngenxa yalokhu iJohnnic ilahlekelwe ulawulo lwe-MTN ngakho-ke yayeka ukuqinisa amandla emiphumela e-MTN ukusuka ngomhla ka-1 Okthoba 2002.

Imiphumela yokuqala yonyaka ophele ngomhlaka-31 Mashi 2002 seyethuliwe ukuze kuhlinzekwe ngokuqhathanisa okunomqondo emiphumeleni yalo nyaka.

Isu nokuthatha ingxenye enkulu yenhlangano yamabhizinisi

Emva kokuphela konyaka iJohnnic ithathe ingxenye ebonakalayo yamasheya ayo kwa-MTN. Lokhu kulandela isinqumo sebhodi yakwaJohnnic sokweseka abaphathi bakwa-MTN ekutheni bathole ingxenye ye-Transnet kwa-MTN ngokuthi bakhulise ukunikeza amandla kwa-MTN, kanjalo nokukhulula isaphulelo lapho iJohnnic ihwebe khona ngamasheya enani lempahla yayo eliphansi.

Isu lenhlangano elibophezela ukugxila kweJohnnic kwezokuxhumana ngocingo, ezindabeni kanye nasekujabuliseni selivuthiwe futhi akusadingeki isakhiwo sokulawula esindawonye.

IZINTO EZILAHLIWE

Lezi zinto ezilahliwe zenziwa ngonyaka nangonyaka olandela ukuphela konyaka:

- Izimoto zezinhloso ezikhethekile ezazenzelwe ukuxhasa ngezimali ukunikezwa kwamandla emaqenjini ayetshale izimali kwa-MTN zajikiswa ngesikhathi sokuhlola kanti izimali ezazeqile ezaziyizigidi ezingu-R220 zatholakala, kakhulu ekuchithweni kwe-Sedgebrooke Investments (Proprietary) Limited;
- Amasheya ayizigidi ezingu-1,6 e-MIH achithwa ngekwata yokuqala yalo nyaka kwatholakala ukheshe oyizigidi ezingu-R65,0;
- Ukuchithwa kwempahla okulingana nezigidi ezingu-R82,3 kwenziwa ngonyaka owawunentengiso eyayisalinde ukudluliswa eyisamba esiyizigidi ezingu-R32,0; futhi
- Ngaphambi kokuthathwa kuka-MTN kwathengiswa amasheya akwa-MTN angu-32,6 kwatholakala ukheshe oyizigidi ezingu-R394,5.

Inzuzo etholakale ekuchithweni kwempahla ngenhla yasetshenziswa ukunciphisa isikweletu senkampani ukufika ezigidini ezingu-R64,9 ekupheleni konyaka kanti saya eqandeni emva kokuphela konyaka; yaqedela ingxenye yesikweletu sesikhathi esifushane neside sokuphela konyaka seGallagher neJohnnic Properties sezigidi ezingu-R140,5; kanjalo noguquko lokufaka endaweni yesivumelwano sokukhokha esenziwa ngezibophezelo zekhasino i-Suncoast kumasheya akwa-MTM ukuze kutholakale imali engangezigidi ezingu-R192,0.

IMISEBENZI EBALULEKILE NENGABALULEKILE

Ukuthakasela okungcono kwamabhizinisi asele emuva kokuthathwa kwamasheya akwa-MTN , imiphumela yakwa-MTN iqoqelwe ngaphansi kwemisebenzi engabalulekile ekuhlaziyweni ngezigaba

IMIPHUMELA

I-Johnnic ikhiphe imiphumela encomekayo esikhathini sokuhlola, eqhutshwa kakhulu ukusebenza okunamandla aqhubekayo emabhizinisini okuxhumana ngezingcingo. Imali eqoqiwe yakhula ku-44% ukuya ezigidini ezingu-R12 142,5 (2002: R8 404,8 izigidi) i-Ebitda yakhula ku-69% ukuya ezigidini ezingu-R2 902,4 (2002: R1 716,5 izigidi). Izinzuzo ezibalulekile eziyisisekelo zakhula ku-91% ukuya ezigidini ezingu-R991,4 (2002:R520,1) bese kuthi izinzuzo eziwumphumela zakhula kusuka ku-242% ukuya ezigidini ezingu- R961,7 (2002: R281,2 izigidi). Iqhaza elikhulu lezinzuzo ezibalulekile ezilungisiwe lenzeka ohlangothini lwezokuxhumana ngezingcingo, lapho inzuzo ebalulekile yakhula isuka ku-95% ngonyaka ongaphambili ukuya ezigidini ezingu-R868,2. Inzuzo ebalulekile evela emabhizinisini ezokujabulisa nawezindaba zazikhule ngo-8% ngonyaka odlule.

Izindleko zezimali zakhula ngo-29% ngonyaka odlule ukuya ezigidini ezingu-R456,7 ikakhulukazi ngenxa yokweboleka okukhuphukile kwa-MTN eNigeria.

Izinzuzo ezingavamile zezigidi ezingu-R77,9 zavela kakhulu ngenxa yokutholakala kokuguqulwa kwemali yangaphandle ebibekiwe ngokuhlakazwa kweJohnnic (IOM) Limited elinganiselwa ezigidini ezingu-R140,8, imali eyevile lapho kujikiswa izimoto zezinhloso ezikhethekile eyizigidi ezingu-R95,4, imali eyevile evele ngokuyekelwa kokutshala izimali eyizigidi ezingu-R93,1, ezincishiswe ingxenye yokutshala izimali nempahla yeJohnnic ezibhalwe phansi eziyizigidi ezingu-R136,0. Izindleko eziphathelene nokunciphisa kanye nokuhlela kabusha zezigidi ezingu-R61,1 kanye nokulahlekelwa kwezinkampani ezihlangene nayo okungavamile okuyizigidi ezingu-R54,3.

UKUHLOLWA KWEZINGXENYE ZENHLANGANO

IMISEBENZI EBALULEKILE

Ukuthokozisa

Ukuthokozisa kweJohnnic– ukuthanda ukuthokozisa kwamafilimu, umculo, ukuthengisa izincwadi, kanye nemisebenzi yokuthokozisa kusaqhubeka endleleni yayo yokukhula, kuzuza ukukhula okuhle kwezezimali ngalesi sikhathi sokuhlolwa. Ukuthokozisa kwamafilimu kuzuze ukukhula kwemali okuncomekayo okungu-23%, nengxenye ye-Nu Metro yokuthokozisa emakhaya isebenza ngamandla ngenxa yokukhula kwamasheya emakethe, ukugcinwa kwamalayisense asemqoka, kanye nokukhula okungavamile kwemali evela ekuthengisweni kwama-DVD kuya kumavidiyo ahamba phambili okokuqala ngqa.Yize kunjalo, lokhu kwenza ngcono kuhlulekile ukuguquleleka ku-Ebitda, kancane ngenxa yengcindezi elokhu iqhubeka emabhayisikobho akwa-Nu Metro nase-Imax. Ukusebenza ngamandla kancane kwanxeshezelwa ukulahlekelwa kwezokushintshwa kwezimali kwangaphandle okuyizigidi ezingu-R11 ngenxa yerandi elisimamayo. Okuphikisanayo nokwehla embonini yomculo okubikwa kabanzi umhlaba wonke, iGallo Record Company ithole ukukhula kwemali eyitholile isiyonke ekhaya nasemazweni aphesheya.

Maqondana nokuthengiswa kwezincwadi, i-Exclusive Books yandise ukuxhumana kwezitolo zayo eNingizimu ne-Afrika zafinyelela ezitolo ezingu-32 futhi yenze nomnikelo owandisiwe emiphumeleni yeQembu. Ibhizinisi yemisebenzi yokuzithokozisa i-Compact Disc Technologies (CDT) izuze ngokwezimali nangokomsebenzi u-u-40% ekutshalweni kwezimali okwenziwa enkampani yi-RTG. Ingxenye yebhizinisi yendlu yempahla neyokukhipha impahla (Entertainment Logistics Services ("ELS")) yaphindela enzuzweni ngesikhathi sokuhlola, ikhombisa izinzuzo zemizamo emisha ukukhulisa ingqalasizinda, ukuxhumana kobuchwepheshe kanye nezinhlelo zokulawula.

Amalungu: I-Electronic Media Network Limited ("M-Net")

I-M-Net inikeze isaziso semiphumela eyanelisayo, ezuzwe ngokugxila emakhonweni okusebenza nasekulawuleni izindleko, okwesekwe izimali ezingenayo zokukhangisa okwenziwe ngcono ngemuva kokuhlelwa kwezinhlelo zeM-Net. Imali engenayo yakhula ngo-7,7% ukuya ezigidigidini ezingu-R1,4, ngokufaka isandla ezinzuzweni ezibalulekile zezigidi ezingu-R127 kanye nezinzuzo ezibalulekile ngesheya ngalinye elingamasente angu-50,2.

Amalungu: I-SupersportSport International Holdings Limited ("SuperSport")

ISuperSport ibike ukukhula kwemali okungu-15% unyaka nonyaka ukuya ezigidini ezingu-R961 (2002:R839 izigidi), izuza izinzuzo ezibalulekile isheya ngalinye lamasente angu-34,8.

Abezindaba

I-Johnnic Publishing – enoshicilelo lwephephandaba, lwephephabhuku, lwencwadi kanye nebalazwe – iphindile futhi yakhipha imiphumela etusekayo. Ucwanongo lwamabhuku oluzimele lokusakaza, olwenziwe phakathi kukaJulayi noDisemba 2002, lisiqinisile isikhundla seSunday Times njengegama elisakazwa kakhulu kunawo wonke eNingizimu Afrika futhi isize ukukhulisa ingxenye yephephandaba emakethe yokukhangisa kwangamaSonto

I-BDFM irekhode ukuthi ukusebenza ngamandla angavamile esikhathini ezinzima zokuwheba, ilawula amathuba amasha ezimali ezingenayo futhi yehlisa izindleko zokukhiqiza umphumela oncomekayo jikelele.

Ukuhlanganiswa kweJohnnic Publishing Eâstern Cape neDispatch Media kwaqhubeka ngohlelo olufanayo engxenyeni yephephabhuku okwavumela ukukhula kwemali engenayo ngo-22%. Ingxenye yoshicilelo lwezincwadi yzauza ukukhula kwentengiso okuqinile, ekhaya naphesheya. Imiphumela ethokozisayo yabikwa futhi yibhizinisi lengxenye yoshicilelo lwebalazwe, nokukhula okuhle ikakhulukazi ku-Map Studio.

Amalungu: I-Caxton ne-CTP Publishers and Printers Limited ("CTP")

Imiphumela ye-CTP yakamuva nje yezinyanga eziyisithupha, ukuya ku-31 Disemba 2002 ikhombisa ukukhula kuka-R19,7% emalini kanye no-33% wokuba ngcono ezinzuzweni ezibalulekile ezixutshiwe. Ngokuthola amasheya amancane abanini bamasheya eCaxton Limited ngonyaka ongaphansi kokuhlolwa, inkampani yashintsha igama layo yaba iCaxton and CTP Publishers and Printers Limited.

Eze-elektronikhi (Digital)

Imiphumela engcono evela kuJohnnic Digital ebhekele ukusebenza izimfuno ze-elektronikhi zeQembu ephethwe ikakhulukazi ngeJohnnic e-Ventures, eqinisekise ukufaneleka kwesinqumo sabaphathi sokugxila ebhizinisini-ngebhizinisi kanye nezimakethe zokufunda. Izimali zakhula ngo-35%, I-Ebitda yaba u-111% ngaphezudlwana konyaka ongaphambili, kanyekanye ziqinisekisa amandla engxenye yedigital (ye-elektronikhi) engahle ibe nawo ukufaka isandla ezinzuzweni zeQembu ngokunomqondo nokusekelekayo.

IMISEBENZI ENGABALULEKILE

Ukuxhumana ngezingcingo

Emuva kwesikhathi sezinzuzo zokukhula eziphansi ngonyaka odlule, ngenxa yokwanda kwemisebenzi yamazwe omhlaba, u-MTN useqale umkhuba wakhe wokukhula omuhle, ubika ukulungisa ukukhula kwezinzuzo ezibalulekile ngesheya ngalinye okungu-97% ukuya emasenteni angu-142,8 ngeshezi ngalinye (2002:72,5 amasente ngeshezi ngalinye. Imali yakhula ngo-56% ukuya ezigidini ezingu-R19 405 (2002:R12 432 izigidi) nemisebenzi yase-Afrika ifaka u-36% ngezigidi eziyi-R6 972.

I-Ebitda ibe ngcono kusuka ku71% ukuya ezigidini ezingu-R6 217 (2002:R3 626 izigidi) kanye nezinzuzo ezitholakale ngenxa yalokhu zakhula ku-226% zaya ezigidini ezingu-R1 929 (2002:R592 izigidi). Abajoyine ku-MTN bafinyelela ezigidini ezingu-6,7, ukukhula kuka-41% kusukela ngo-Ephreli 2002.

IGallagher Esate Holdings Limited ("Gallagher")

IGallagher ibe nonyaka omuhle, okhonjiswe ekukhuleni kwemali ku-18% ukuya ezigidini ezingu-R44,9 (2002:R37,9 izigidi). Izindleko eziphezulu zemisebenzi zathola ukwehla okungu-16% ku-Ebitda ukuya ezigidini ezingu-R8,7 (2002:R10,4 izigidi).

Impahla

Iphotfoliyo yempahla eningi esele yathengiswa ngonyaka lo ohlolwayo, ebonakala kakhulu I-The Glen Shopping Centre, inxanxathela yezitolo zaseMilpark kanye nempahla eningana esele yasemalokishini.

Imali yehla yafika ezigidini ezingu-R82,3 (2002:R164,7 izigidi), ikhombisa iphotfoliyo eyehlile. Lokhu futhi kwaletha ukwehla ezindlekweni zokusebenza, okwenza izinguquko zokuba ngcono ku-Ebitda ngezigidi ezingu-R26,7 (2002:R25,2 izigidi).

Ukuthengiswa kwempahla enkulu esele, iGrace Hotel kwaqedelwa ngoMashi 2003 okuzoholela enzuzweni eyizigidi ezingu-R5,0 emva kwakho.

ISuncoast Casino ne-Entertainment World lapho iJohnnic enengxenye eyimpumelelo ka-25% nge-Durban Add-Ventures Limited, yavula ingxenye yokuqala yezakhiwo zayo ngomhla ka-22 Novemba 2002. Le ngxenye inekhasino, izindawo zokudlela eziyisithupha kanye nendawo yokujabulisa izingane. Ukusebenza kwayo kulezi zinyanga ezine, yize kungaphansi kancane kokubhajethelwe, kuyenelisa, yize kusenezinkingana ezincane esizitholayo. Ingxenye yesibili yokwakhiwa – enamabhayisikobho ayishumi, izindawo zokudlela ezengeziwe, izindawo zokuthenga ukudla okusheshayo nendawo yokuhamba ebhishi, zavulwa ngokusemthethweni ngomhla ka-25 Juni 2003. Inzalo engu-20% ye-Durban Add-Ventures yathengiselwa i-Investage onyakeni.

INHLUKANISELWANO

Abaqondisi banqume ukuthi bangakhiphi inhlukaniselwano yonyaka ophele ngoMashi 2003 ngenxa yokuhlela kabusha okwenzekile eQenjini kanye nokunikezelwa kweNkampani kubanini masheya kwengxenye yamashezi ayo ku-MTN njengendlela yokwaba izigidigidi ezingu-R8,2 njengoba kushiwo kuSekhula yabanini bamashezi ekhishwe ngomhlaka 16 Meyi 2003. Abanini bamasheya bazokwaziswa ngenqubomgomo entsha ebhekela uguquko lwesimo seQembu ngokuhamba kwesikhathi.

OKULINDELWE

IJohnnic isohlelweni lokubukeza isu layo kulandela ukuthatha amasheazi ayo ku-MTN. Lolu hlelo luzobandakanya ukuqedelwa kwamanye amathuba avulekele iJohnnic ukuthi iqede isakhiwo sephiramidi esibangwe ukuthatha kwayo amashezi ayo. Ngokwezidingo zokufakwa ku-JSE, kufanele kuthathwe izinyathelo zokuqeda isakhiwo ngezinyanga eziyisithupha ukusuka osukwini lokuthatha inhlangano noma esikhathini esizayo ngokuvuma kwe-JSE.

Amabhizinisi ezokuthokozisa nezindaba azoqala unyaka omusha wezimali ngesikweletu esehlile saba sezingeni elincane. Izindleko ezehlile kanye nokusebenza kahle okukhulile kuyovela ekuhlanganisweni kwemisebenzi yokushicilela nokuthokozisa.

Ukwengeza kulokhu, izinhlelo zokwanda e-Afrika ezingxenyeni eziningi zamabhizinisi zithembisa izimakethe ezintsha ezithokozisayo, nokuthengiswa kwemikhiqizo emisha njengama-DVD asalokhu ekhombisa amandla okukhula okuhle. Ukuhweba ngokungekho emthethwení kwemikhiqizo yokuzithokozisa kanye nokuthenga okuntengayo kwabathengi kusalokhu kuwudaba olusematheni. Imisebenzi yamabhizinisi kufanele ibhekane nezinselelo zokuntenga kwezimakethe, ukwehla kokushintshiselana ngezimali namanye amazwe kanye nokuhlanganiswa kwemboni onyakeni ozayo.

Ukuqedwa kwengxenye yesibili yeSuncoast Casino kulindeleke ukuthi kwenze ngcono isimo sezimali ezingenayo futhi kwenze ngcono nokusebenza kwezezimali.

Egameni lebhodi

MC RAMAPHOSA
USihlalo
27 Juni 2003

JRD MODISE
Isikhulu Esiphethe



Dintlhakgolo

Lotseno	**44%** ▲	go R12 412,5 million
Ebitda	**69%** ▲	go R2 902,4 million
Moputso wa mtlhakgolo wa motheo	**91%** ▲	go R991,4 million



Lotseno
(Rm)
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2000†
2001†
2002†
2003
EBITDA
(Rm)
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2000†
2001†
2002†
2003

† *Pro forma*

MOLEBOKAKARETSO

Johnnic e motlotlo go itsise dipholo tse di itumedisang ka meputso ya kgolo ya 242% go disente tse 585 šere nngwe le nngwe (2002: disente tse 172 go šere nngwe le nngwe) le meputso ya motheo ya ntlhakgolo go šere nngwe le nngwe e e golang ka 90% go fitlha go disente tse 603 šere nngwe le nngwe (2002: disente tse 317 go šere nngwe le nngwe).

DIPHOLO TSA PRO FORMA

Jaaka go tlhalositswe ka botlalo mo kwalong 3 go dikanegong tse di sobokantsweng tsa ditšhelete tse di fa godimo, Johnnic e dumetse go khutlisa tumalano ya go bouta ya phulu le Transnet, gammogo le go beela thoko ditshwanelo tsa yona tse di pre-emptive mo dišereng tsa MTN tsa ga Transnet, le go sekamela go botsamaisi jwa MTN. Ka moo, Johnnic e neetse taolo go MTN mme ka jalo e fedisitse go maatlafatsa dipholo tsa MTN go simolola ka 1 Diphalane 2002.

Dipholo tsa pro forma tsa ngwaga o o khutlang ka 31 Mopitlwe 2002 di tlhagisitswe gore di tle di tlamele ka tshwantshanyo e e nang le bokao go dipholo tsa ngwaga wa ga jaana.

TOMAGAANO LE KGWEBOTHEKO

Pele ga ngwaga o ya bokhutlong Johnnic e dirile ditheko go utlwala go botsholadišere ba yona botlhe mo go MTN. Se se latetse tshwetso ya boto ya Johnnic go tshegetsa bolaodi jwa MTN mo go boneng karolwana ya Transnet kwa go MTN, ka go rialo e oketsa maatlafatso a a leng mo go MTN, gammogo le go bula phokoletso eo dišere tsa Johnnic di gwebisitseng go underlying net asset value ya tsona.

Togammano ya kopano e e leng tsepamo ya Johnnic ya tlhaeletsano ya megala, bobegadikgang, le boitapoloso e godile e bile ga e sa tlhola e tlhoka popego ya taolo ya sethalo sa bogareng.

DITLHAGISO

Ditlhagiso tse di latelang di tserwe mo ngwageng le pele ga ngwaga o ya kwa bokhutlong:

- Special purpose vehicles ("SPVs") di tlhamilweng go etleetsa ka matlole ditlhopha tsa maatlafatso tse di neng di beeleditse mo go MTN di ne tsa dirololwa ka nako ya thadiso le ditswelelopele tsa madi a seatleng a a fetang dimileone tse R220,0 di neng di lemogwa, bonnye go tswa go ditlhagiso tsa Sedgebrooke Investments (Proprietary) Limited;
- Dišere tse di setseng tse di dimileone tse 1,6 tsa MIH, di tlhagisitswe mo kotareng ya ntlha ya ngwaga o, go lemogilwe ditswelelopele tsa madi a a seatleng a dimileone tse R65,0;
- Ditlhagiso tsa thoto tse di balelwang go dimileone tse R82,3 di simolotswe mo ngwageng ka dithekiso tse di letileng go fetisiwa ka palogotlhe ya dimileone tse R32,0; le
- Pele ga kgwebotheko ya MTN, dišere di le dimileone tse 32,6 di ne tsa rekisiwa go lemogilwe ditswelelopele tsa madi a a seatleng a a dimileone tse R394,5.

Ditswelelopele go tswa ditlhagisong tse di fa godimo di ne di dirisetswa go fokotsa sekoloto sa khamphani ya tsholo go dimileone tse R64,9 fa ngwaga o fela le go zero subsequent fa ngwaga o fela; fetsa karolo ya sekoloto sa Gallagher le Johnnic Properties sa sebaka sa boleele jwa ngwaga le se se khutshwane sa dimileone tse R140,5; gammogo le go emela kadimo go ya ka ditlamego tsa Suncoast Casino go tswa go dišere tsa MTN go ya go madi a a seatleng a a kana ka dimileone tse R192,0.

DIKGATO TSA LEGARE LE TSE E SENG TSA LEGARE

Go letla go anaanela go go botoka ga dikgwebo tse di salang morago ga kgwebotheko ya dišere tsa MTN, dipholo tsa MTN di kokoantswe ka fa tlase ga dikgato tse e seng tsa legare mo molokololong wa ketla.

DIPHOLO

Johnnic e ntshitse dipholo tse di gaisang thata thata mo pakeng ya thadiso, e kgweetswa bobotlana ke tiragatso e e maatla e e tswelelang mo dikgwebong tsa tlhaeletsano ya megala.

Lotseno lo godile ka 44% go dimileone tse R12 142,5 (2002: dimileone tse R8 404,8) le Ebitda e godile ka 69% go dimileone tse R2 902,4 (2002: dimileone tse R1 716,5). Moputso wa ntlhakgolo wa motheo o godile ka 91% go dimileone tse R991,4 (2002: dimileone tse R520,1) le moputso o wa kgolo o godile ka 242% go dimileone tse R961,7 (2002: dimileone tse R281,2). Botona jwa kabelo go moputso wa ntlhakgolo o o siamisitsweng bo diragetse mo karolong ya tlhaeletsano ya megala, koo moputso wa ntlhakgolo o godileng ka 95% mo ngwageng o o fa pele go dimileone tse R868,2. Meputso ya ntlhakgolo go tswa kwa dikgwebong tsa boitapoloso le bobegakgang e ne e le kwa godimo ka 8% ngwaga o o fetileng.

Ditshenyegelo tsa ditšhelete di tlhatlhogile ka 29% ngwaga o o fetileng go dimileone tse R456,7, bogolo ka ntlha ya dikadimo tse di tlhatlhogileng mo go MTN Nigeria.

Dipoelo tse di ikgethileng tsa dimileone tse R77,9 bogolo di nnile ka ntlha ya temogo ya madi a boditšhaba a phetolelo ya rasefe mo go fediseng Johnnic (IOM) Limited e leng bokana ka dimileone tse R140,8, tshadiso go tswa go tirololo ya SPVs ya dimileone tse R95,4, tshadiso e e tlhagelelang mo tlhagisong ya dipeeletso tsa dimileone tse R93,1 e e fokoditsweng ke dišere tsa dipeeletso tsa Johnnic le thomothekiso e e kwadilweng e le dimileone tse R136,0. Ditshenyegelo tse di tsalanngwang le rationalization le kagosešwa ya dimileone tse R61,1 le ditatlhegelo tse di ikgethileng tsa dimileone tse R54,3 tsa dikhamphani tse di tsalanang.

THADISO YA KAROLO

DIKGATO TSA LEGARE

Boitapoloso

Johnnic Entertainment – e e akaretsang merokotso mo boitapolosong jo bo tshwantshitsweng, mmino, kgwebo ya dibuka le ditirelo tsa boitapoloso – go tsweletse mo kgolong ya yona, ka kuno ya lotseno lo lo siameng lo golela paka e e ka fa tlase ga thadiso. Boitapoloso jo bo tshwantshitsweng bo fitlheletse tlhatlhogo e e ikanyegang ya 23% ka lotseno, ka Nu Metro Home Entertainment e dira ka thata ka ntlha ya dišere tsa mmaraka tse di tlhatlhogileng, go nna ba tshotse makwalotetla, le kgolo e e ikgethileng ya lotseno go tswa go dithekiso tsa DVD to nna kwa godimo ga fidio la ntlha ga e sale.

Le fa go ntse jalo, tokafalo e reteletswe ke go fetoga kwa moleng wa Ebitda, bontlhabongwe e le ka ntlha ya kgatelolo e e tswelelang kwa go Nu Metro Theatres and Imax. Tiragatso e e maatla ya bogato ka karolo ya yona e na ya busetswa ke ditatlhegelo tsa kananyo ya boditšhaba ya dimileone tse R11 ka ntlha ya ranta e e matlafalang.

Kgatlhanong le go ya tlase go go begwang ka bophara mo intasetering ya mmino lefatshe ka bophara, Gallo Record Company e fitlheletse kgolo ya dipoelo mo nageng le kwa ntle ga naga.

Maleba le kgwebo ya dibuka, Exclusive Books e atolositse mararang a mabenkele mo Borweng jwa Aforika go mabenkele a le 32 le go dira kabelo e e okeditsweng go dipholo tsa Setlhopha.

Kgwebo ya ditirelo tsa boitapoloso ya Compact Disc Technologies ("CDT") e bone mosola wa ditšhelete le wa bogato go tswa go 40% dipeeletso tse di dirilweng mo khamphaning ke RTG. Yuniti ya kgwebo ya polokelo le kabo Entertainment Logistics Services ("ELS") e boetse go dipoelo ka paka ya thadiso, e tlhagisa dithuso tsa diitsimolelo go tlhatlosa mafaratlhatlha, thekenoloji ya tshedimosetso (IT) le dithulaganyo tsa taolo.

Tsala: Electronic Media Network Limited ("M-Net")

M-Net e positse dipholo tse di kgotsofatsang, tse di fitlheletsweng ka tsepamo mo bokgoning jwa dikgato le bolaodi jwa ditshenyegelo, e tshegeditswe ke matseno a a tokafetseng a papatso ka fa morago ga lenaane la diporogerama tsa M-Net. Lotseno lo godile ka 7,7% go dimileone tse R1,4, e abela moputso wa ntlhakgolo wa dimileone tse R127 le meputso ya ntlhakgolo go šere nngwe le nngwe ya disente tse 50,2.

Tsala: SuperSport International Holdings Limited ("SuperSport")

SuperSport e begile kgolo ya lotseno la 15% ngwaga ka ngwaga go fitlha go dimileone tse R961 (2002: dimileone tse R839), e ungwa meputso ya ntlhakgolo go šere nngwe le nngwe ya disente tse 34,8.

Bobegadikgang

Johnnic Publishing – e e nang le dikuranta, dimakasine, diphasalatso tsa dibuka le dimmepe – e ntshitse gape dipholo tse di itumedisang. Phasalatso e e ikemetseng ya kuno, e e dirilweng magareng ga Phukwi le Sedimonthole 2002, e netefaditse maemo a Sunday Times jaaka setlhogo sa phasalatso se segolo mo Aforika Borwa le go thusa go godisa dišere tsa kuranta tsa maraka wa go bapatsa ka Latshipi.

BDFM Publishers e rekotile tiragatso e e thata e e ikgethileng mo maemong a kgwebo a a popota, ka dikadimo tsa ditšhono tse dintšhwa tsa lotseno le go ripa ditshenyegelo go ntsha dipholo tsa kakaretso tse di gaisang thata thata.

Maatlafatso ya Johnnic Publishing Eastern Cape le Dispatch Media e tsweletse, ka tirego e e tshwanang mo karolong ya dimakasine mo go letleng kgolo ya 22% ya lotseno.

Karolo ya phasalatso ya dibuka e fitlheletse kgolo ya dithekiso e e tsepameng, mo nageng le kwa ntle. Dipholo tse di itumedisang di begilwe gape ke dikgwebo mo karolong ya phasalatso ya dimmepe, ka kgolo e e siameng bogolosegolo go tswa go Map Studio.

Tsala: Caxton and CTP Publishers and Printers Limited ("CTP")

Dipholo tsa sešweng tsa dikgwedi tse thataro tsa CTP, go fitlha 31 Sedimonthole 2002, di bontsha tlhatlogo ya 19,7% ya lotseno le tokafalo ya 33% mo meputsong ya ntlhakgolo e e tlhaphotsweng. Morago ga go amogela dišere tsa batsholadišere ba palo e nnye mo go Caxton Limited mo ngwageng o o ka fa tlase ga thadiso, khamphani e fetotse leina la yona go Caxton and CTP Publishers and Printers Limited.

Dijitale

Dipholo tse di gaisang thata thata go tswa go Johnnic Digital, e e nang le merokotso ya seeleketeroniki tsa Setlhopha tse di tshotsweng bogolo ka Johnnic e-Ventures, e netefaditse bomaleba jwa tshwetso ya bolaodi go tsepama mo kgwebo-go-kgwebong le go ithuta dimmaraka. Lotseno lo godile ka 35%, ka Ebitda 111% kwa godimo go feta ngwaga o o fa pele; mmogo go netefatsa bokgoni jwa dijitale jwa karolo go nna le seabe go dipoelo tsa Setlhopha ka mokgwa o o bokao e bile o tsweletse pele.

DIKGATO TSE E SENG TSA LEGARE

Tlhaeletsano ya megala

Morago ga moputso o o didimetseng mo ngwageng o fetileng, ka ntlha ya ditiro tsa katoloso ya boditšhabatšhaba, MTN e boetse ka trends tse di siameng tsa kgolo, e bega meputso ya ntlhakgolo e e baakantsweng go kgolo ya šere nngwe le nngwe ya 97% go disente tse 142,8 go šere nngwe le nngwe (2002: disente tse 72,5 go šere nngwe le nngwe). Lotseno lo godile ka 56% go dimileone tse R19 405 (2002: dimileone tse R12 432) ka dikgato tsa Aforika di abetseng 36% ka dimileone tse R6 972.

Ebitda e tokafetse ka 71% go dimileone tse R6 217 (2002: dimileone tse R3 626) le meputso ya kgolo e godile ka 226% go dimileone tse R1 929 (2002: dimileone tse R592). Botokololo jwa MTN bo fitlheletse dimileone tse 6,7 tlhatlogo ka 41% fa e sale Moranang 2002.

Gallagher Estate Holdings Limited ("Gallagher")

Gallagher e nnile le ngwaga o montle, o o tlhagisitsweng mo tlhatlogong ya 18% ka lotseno go dimileone tse R44,9 (2002: dimileone tse R37,9). Ditshenyegelo tsa dikgato tse di kwa godingwana di untse kwelelelo mo go Ebitda go dimileone tse R8,7 (2002: dimileone tse R10,4). Tiro e e tlhatlogileng mo mmarakeng e solofetswe go tswelela mo ngwageng o o tlang, e kua tiragatso e e tsweletseng go nna maatla.

Dithoto

Bontsi jwa diphotefolio tsa dithoto tse di setseng bo rekisitswe mo ngwageng o o ka fa tlase ga thadiso, go bonal thata The Glen Shopping Centre, the Milpark complex le dithoto tsa bontsi tse di setseng tsa metsesetoropo.

Lotseno lo weleletse go dimileone tse R82,3 (2002: dimileone tse R164,7), lo bontsha photefolio e e fokoditsweng. Se gape se untse go ya tlase mo ditshenyegelong tsa dikgato, se se rayang tokafalo e nnye mo go Ebitda go fitlha go dimileone tse R26,7 (2002: dimileone tse R25,2).

Thekiso ya dithoto tse dikgolo tse di setseng, the Grace Hotel, e konoseditswe mo go Mopitlwe 2003 e bile e tla feleletsa mo go post balance sheet profit ya dimileone tse R5,0.

Durban Add-Ventures Limited (e e gwebang jaaka Suncoast Casino and Entertainment World)

Legato la ntlha la tikatikwe – le na le casino, diresetšhuranta tse thataro le lefelo la boitapoloso la bana – le ne la bulwa semmuso ka Ngwanatseele 2002. Tiragatso ya kgwebo mo dikgweding tse nne tsa go dira, le fa e le kwa tlasenyana ga tekanyetso, e kgotsofaditse, le fa mathata a tshimologo a sa ntse a itemogelwa. Legato la bobedi la tlhabololo – le na le mafelo a dibaesekopo a le lesome, diresetšhuranta tsa tlaleletso, fast food outlets le tselathoko ya mošawa, di butswe semmuso ka 25 Seetebodigo 2003. 20% ya morokotso wa Johnnic mo go Durban Add-Ventures e rekiseditswe Investage mo tsamaong ya ngwaga.

DIKAROLELO

Ka ntlha ya kagosešwa e kgolo e e nnileng teng ka fa teng ga Setlhopha le kgwebotheko e e dirilweng ke Khamphani go batsholadišere ba se e ka nnang botsholadišere botlhe mo go MTN ka go phasalatsa ka specie go bokana ka dibileone tse R8,2 jaaka go tlhalositswe ka botlalo mo Sekhulareng e e tlhagisitsweng ka 16 Motsheganong 2003 bakaedi ba sweditse go se bolele karolelo mo ngwageng o o khutlileng ka 31 Mopitlwe 2003.

Pholisi ya karolelo e ntšhwa e e tsayang tsia go maemo a go fetoga a Setlhopha e tla itsese batsholadišere fa nako e ntse e tsamaya.

DIPOTIELO (PROSPECTS)

Johnnic e mo kgatong ya go tlhalosa sešwa togamaano ya yona morago ga kgwebotheko ya botsholadišere ba yona mo go MTN. Kgato eno e tla akaretsa konosetso ya go itshenkela go go mmalwa go go buletsweng Johnnic go fedisa popego ya phiramiti e e tlhamilweng ke kgwebotheko. Go ya ka JSE Listings Requirements, dikgato tsa go fedisa popego di tshwanetse go tsewa mo pakeng ya dikgwedi tse thataro go simolola ka letlha la kgwebotheko kgotsa mo pakeng eo JSE e tla e letlelelang.

Dikgwebo tsa boitapoloso le bobegakgang di tla simolola ngwaga o mošwa wa ditšhelete ka sekoloto se se fokoleditsweng kwa bogodimong jo bo kwa tlasetlase. Ditshenyegelo tse di fokoditsweng le bokgoni jo bo okeditsweng di tla tswa mo tomaganong ya dikgato tsa phasalatso le boitapoloso.

Go tlaleletsa mo go se, dipolane tsa katoloso ya Aforika mo diyuniting di le mmalwa tsa kgwebo di solofetsa dimmaraka tse dintšhwa tse di tlhagafatsang, ka dithekiso tsa ditlhagisiwa tsa fomete e ntšhwa jaaka DVD e tswelela go bontsha bokgoni jwa kgolo e e siameng. Go utswiwa ga ditlhagisiwa tsa boitapoloso le bokoa jwa go dirisa madi a ditheko e sala go nna kgang. Dikgato tsa kgwebo di tla tshwanela go samagana le dikgwetlho tsa mmaraka o o fetofetogang, exchange rate fluctuations le maatlafatso ya intaseteri mo ngwageng o o tlang.

Konosetso ya legato la bobedi la Suncoast Casino le solofetswe go tokafatsa lotseno le go tlaleletsa tiragatso e e tokafetseng ya ditšhelete.

Wa e bile mo boemong jwa boto

MC RAMAPHOSA
Modulasetilo
27 Seetebosigo 2003

JRD MODISE
Motlhankedi Mogolo

Johnnic Holdings Limited ("Johnnic" or "the Company")
Incorporated in the Republic of South Africa
Registration number 1889/000429/06 Share code: JNC ISIN: ZAE000024352